Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

February 25, 2025
Soo Im-Tang, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Poplar Forest Partners Fund (S000027249)
Poplar Forest Cornerstone Fund (S000047729)
Dear Ms. Im-Tang:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 20, 2025, regarding the Trust’s Preliminary Proxy Statement filed February 11, 2025 (SEC Accession No. 0000894189-25-000935). The Staff’s comments are summarized in bold font below followed by the Trust’s responses. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statement. With respect to responses showing revisions made by the Trust, new language is underlined and deleted language has a ~~strike-through~~.
1.Supplementally clarify whether Poplar Forest Capital LLC (“Poplar Forest”) employees other than Mr. Harvey and Mr. Derman will be hired by Tocqueville Asset Management, L.P. (“TAM”).
Response 1: The Trust supplementally notes that TAM is hiring four of the five members of Poplar Forest’s investment team, which includes Messrs. Harvey and Derman. In addition, TAM is hiring all members of Poplar Forest’s client service and marketing team.
2.In response to Question 2, “What is the Proposal being considered at the Meeting?” located in the “Questions and Answers” section of the proxy statement, disclose if any other compensation will be paid to Mr. Harvey in addition to revenue sharing agreement. In addition, if Mr. Harvey owns Poplar Forest, please disclose that fact.
Response 2: The Trust responds supplementally by confirming that no other compensation will be paid to Mr. Harvey in addition to the revenue sharing agreement, other than the compensation he will receive from TAM as a portfolio manager of the Funds. Such compensation includes a discretionary bonus. The Trust has revised the disclosure to state that Mr. Harvey is the majority owner of Poplar Forest.

3.If there is an assignment of the Funds’ advisory contract, please disclose that fact. If there is an assignment, disclose that the Funds are in compliance with the following two conditions of the safe harbor under section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”): i) for a period of 3 years after the assignment, at least 75% of the Funds’ board are not interested persons of the new or previous adviser and ii) that there is not imposed an unfair burden on each Fund as a result of the assignment or any express or implied terms, conditions, or understandings applicable to the assignment.
Response 3: The Trust considered whether Section 15(f) of the 1940 Act was applicable to the matters at hand and if so, whether related disclosure would be warranted. The Trust determined, based on the advice of counsel, that Section 15(f) was not applicable to the matters at hand. In arriving at this determination, counsel considered, among other things, that there was no change in control of the current adviser. The contractual arrangement between Poplar Forest and TAM does not involve the sale of any securities or interests in Poplar Forest to TAM nor does it involve the assignment of the current advisory agreement to TAM. Rather Poplar Forest is resigning as adviser and the Trust’s Board has approved TAM as a new adviser under a New Advisory Agreement.
Nevertheless, the Board, which is comprised entirely of trustees who are not “interested persons” of the Trust, as defined under the 1940 Act, has determined to extend the expense caps on each Fund for at least two years following the effectiveness of the New Advisory Agreement and has included disclosure to such effect in the proxy statement. Therefore, even if section 15(f) were deemed to apply, the Trust has satisfied the conditions of Section 15(f).
4.In response to Question 2, “What is the Proposal being considered at the Meeting?” located in the “Questions and Answers” section of the proxy statement, disclose the fact that Mr. Harvey is also becoming an employee of TAM.
Response 4: The Trust responds by revising the relevant portions of the Answer to Question 2 as noted below:
Mr. J. Dale Harvey, who has been a portfolio manager of each Fund since each Fund’s inception, and Derek Derman, who has been a portfolio manager of the Poplar Forest Partners Fund since March 2022 and of the Poplar Forest Cornerstone Fund since its inception, will each become an employee of TAM. ~~and~~ Messrs. Harvey and Derman will continue to be the portfolio managers responsible for day-to-day investment management of each Fund.
5.With respect to Question 5, “What are the reasons for the proposed change in Investment Adviser to the Fund?” located in the “Questions and Answers” section of the proxy statement, supplementally explain what relevant client approvals means, and if the necessary client approvals are not achieved, please explain what will happen to the proposed transaction.
Response 5: Poplar Forest serves as investment adviser to the Funds, investment sub-adviser to the SIIT World Select Equity Fund (the “Sub-Advised Fund”), and investment adviser to limited partnerships and other separate accounts.
With respect to the Sub-Advised Fund, SEI Investments Management Corporation (“SIMC”) and the Sub-Advised Fund have obtained an exemptive order from the SEC that permits SIMC, with the approval of the Fund’s board of trustees, to hire, retain or terminate sub-advisers unaffiliated with SIMC for the Sub-Advised Fund without submitting the sub-advisory agreements to a vote of the Sub-Advised Fund’s shareholders. Relevant client approval for the Sub-Advised Fund includes approval by the Sub-Advised Fund’s board of trustees.
With respect to the limited partnerships and other separate accounted managed by Poplar Forest, consent by the investors in the limited partnerships and account owners, respectively, is required.
The Trust supplementally notes that if the necessary client approval is not achieved for a particular client, the transition of investment and support functions to TAM for that client will not occur. In that instance, Poplar Forest would terminate its investment management agreement with such client.
The Trust further notes that the proxy statement already discloses what will happen if a Fund’s shareholders do not approve the Proposal.
6.Pursuant to Item 22(c)(8) of Schedule 14A, describe any material differences between the Prior Investment Advisory Agreement and the New Investment Advisory Agreement.
Response 6: The Trust responds by revising the disclosure in the “Background” subsection as noted below:
~~The terms of the New Investment Advisory Agreement are substantially identical to the terms of the Prior Investment Advisory Agreements, except for the investment adviser, dates of execution, and effectiveness.~~
The New Investment Advisory Agreement and the Prior Investment Advisory Agreements are substantially similar in all material respects, except for the investment adviser who is party to the agreement, dates of execution, and effective date. With respect to each Fund, if the Proposal is approved by the Fund’s shareholders, the New Investment Advisory Agreement is expected to become effective upon its approval at the Special Meeting.
7.Disclose that each Fund will vote separately on the proposal and that the approvals are not contingent on each other.
Response 7: The Trust responds by revising the sixth paragraph of the Background section as follows:
Other Fund fees and expenses will not increase as a result of the approval of the New Investment Advisory Agreement. The New Investment Advisory Agreement is expected to become effective soon after its approval at the Special Meeting upon closing of the Transition. Each Fund will vote separately on the Proposal and the approvals are not contingent on one another. If the Proposal is not approved by the Funds’ shareholders, the Board will consider alternatives for the Funds and take such action as it deems necessary and in the best interests of each Fund and its shareholders, which may include further solicitation of a Fund’s shareholders or liquidation of the Fund.
8.Please include disclosure responsive to Item 22(c)(3) of Schedule 14A.
Response 8: The Trust responds by adding the following disclosure:
Tocqueville Management Corporation (TMC), located at 40 West 57th Street, New York, New York 10019, is the general partner of TAM. Robert Kleinschmidt, serves as chairman of TMC, and is the control person of TAM. TMC owns 90% of the outstanding voting securities of TAM.

9.Supplementally confirm that TAM cannot recoup any fees previously waived or reimbursed by Poplar Forest.
Response 9: The Trust confirms that TAM cannot recoup any fees previously waived or reimbursed by Poplar Forest.
10.To the extent applicable, please include disclosure responsive to Item 22(c)(14) of Schedule 14A.
Response 10: The Trust confirms there were no fees paid by the Funds to the investment adviser, its affiliated persons or any affiliated persons of such person during the most recent fiscal year for services provided to the Funds (other than under the investment advisory contract or for brokerage commissions). As such, no additional disclosure has been added.
11.Please supplementally confirm that Poplar Forest did not receive any compensation for its recommendation that TAM be appointed as the investment adviser to the Funds.
Response 11: The Trust confirms that Poplar Forest did not receive any compensation for its recommendation that TAM be appointed as the investment adviser to the Funds.
12.Please disclose and describe if there were any material considerations adverse to the Proposal considered by the Board in determining to approve the Proposal.
Response 12: The Trust confirms there were no material considerations adverse to the Proposal considered by the Board of Trustees.
13.In the second paragraph of the “Quorum Required” subsection, delete the phrase “there are unlikely to be any “broker non-votes” at the Special Meeting” and replace with “and accordingly, such shares will not count as present for quorum purposes or for purposes of 2(a)(42) of the 1940 Act.”
Response 13: The Trust responds by making the requested change.
14.Supplementally confirm that the Definitive Proxy Statement will include all information required by Item 22(c) of Schedule 14A.
Response 14: The Trust so confirms.
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.
Very truly yours,

/s/ Elaine Richards
Elaine E. Richards
Vice President and Secretary
Advisors Series Trust

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